21002132

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SEC FILE NUMBER
8-67787

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WPS Prime Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 EXCHANGE PLACE, SUITE 800
(No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew H. Reich — (310) [illegible]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY US, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WPS Prime Services, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ED SHAUGHNESSY
Notary Public - California
Los Angeles County
Commission # 2256398
My Comm. Expires Sep 24, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Los Angeles }

On 3/24/21 before me, Ed Shaughnessy, notary public
Date *Here Insert Name and Title of the Officer*

personally appeared Andrew H. Reich
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ED SHAUGHNESSY
Notary Public - California
Los Angeles County
Commission # 2256398
My Comm. Expires Sep 24, 2022

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name:	Signer's Name:
☐ Corporate Officer – Title(s):	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer is Representing:	Signer is Representing:

WPS PRIME SERVICES, LLC
TABLE OF CONTENTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
WPS Prime Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WPS Prime Services, LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

New York, New York
We have served as the Company's auditor since 2019.
February 24, 2021

WPS PRIME SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Assets	
Cash	$ 1,096,000
Receivables from clearing broker-dealers	3,697,000
Lease right-of-use assets	128,000
Furniture and equipment, net	22,000
Prepaid expenses and other assets	133,000
Total assets	$ 5,076,000

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 826,000
Lease liabilities	129,000
Taxes payable	22,000
Total liabilities	977,000
Commitments	
Member's equity	4,099,000
Total liabilities and member's equity	$ 5,076,000

Numbers are rounded for presentation purposes. See Notes to Financial Statements.

WPS PRIME SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization

WPS Prime Services, LLC (the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or Parent"), is a Delaware limited liability company and its operations consist primarily of trade execution and risk management services for customers and is also an introducing broker for the transactions of institutional customers.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC").

As of December 31, 2020, the Company had agreements with two clearing brokers to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions, and consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Pursuant to the Parent's agreement with the original owners of the Company, the Company agreed to discontinue using the name of Weeden Prime Services, LLC, and filed to change it to WPS Prime Services, LLC in May 2020.

The Company's primary operations are in New York, NY, and all of the Company's revenues for the year ended December 31, 2020 was derived from its operations in the U.S.

COVID-19

The challenges posed by the COVID-19 pandemic on the global economy increased significantly starting in the first quarter of 2020. COVID-19 has spread across the globe during 2020 and has impacted economic activity worldwide. In response to COVID-19, national and local governments around the world have instituted certain measures, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing.

The Company has taken significant steps to ensure that its employees and customers are operating in a safe environment by implementing measures such as social distancing, sanitizing workstations, temperature checks, requiring masks, and alternating staff.

The market volatility related to COVID-19 during 2020 resulted in an increase in the Company's revenue and income before provision for income taxes corresponding to the increase in activity from its institutional customer base.

The Company is actively monitoring the impact of COVID-19 on the Company's business, financial condition, liquidity, operations, employees, clients, and business partners. Based on management's assessment as of December 31, 2020, the ultimate impact of COVID-19 on the Company's business, results of operations, financial condition and cash flows is dependent on future developments, including the duration of the pandemic and the related length of its impact on the global economy, which are uncertain and cannot be predicted at this time.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Numbers are rounded for presentation purposes.

These financial statements were approved by management and available for issuance on February 24,

2021.

Subsequent events have been evaluated from the date these statements were approved by management and available for issuance.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Furniture and Equipment, Net

Depreciation for all furniture and equipment is calculated using the straight-line method over the estimated useful life of the related assets, generally not exceeding four years.

Revenue Recognition

Revenue Streams

The Company earns commission revenue for executing trades for clients in individual equities, options, fixed income securities, as well as other investment products. Commission revenue is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the customer.

The Company earns interest income from customers shorting positions and is recorded as earned. Margin interest is the net interest charged to customers for holding financed positions and is recorded as earned.

Revenue from contracts with customers includes commissions and fees, interest income, margin interest, and other income.

For the year ended December 31, 2020, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities.

Soft Dollar Arrangements

The Company has soft dollar and commission sharing arrangements with customers that fall both within, and outside of, the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended. Under this program, the Company charges additional dollars on customer trades made with the Company and uses these fees to pay market data, research related and other expenses on behalf of clients. These soft dollar arrangements were determined to be a separate performance obligation that should be allocated a portion of the transaction price.

Research services provided by a broker-dealer may be internally generated or provided by a third party and paid directly by the broker-dealer on the customer's behalf. It was determined that the Company is considered an agent as it does not control the research services before they are transferred to the customer. Therefore, fees received for research services should be recorded net of amounts paid for the soft dollar arrangement.

Amounts relating to all customers with a positive total balance are reflected in the statement of financial condition in accounts payable and accrued liabilities. Such amounts represent the estimated third-party research services and other services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales.

The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2020, no allowance for uncollectible

commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

The Company has an outstanding receivable and liability of approximately $4,000 and $230,000, respectively, in relation to these agreements as of December 31, 2020.

Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred taxes in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the provision for income taxes line in the statement of operations. Accrued interest and penalties would be included on the related taxes payable line in the statement of financial condition.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, "Simplifying the Accounting for Income Taxes." This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This guidance is effective for fiscal years beginning after December 15, 2020. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this new standard; however, the Company believes there will be no material impact to its financial statements.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on the Company's financial statements and related disclosures as of December 31, 2020.

Note 3 – Cash

As of December 31, 2020, the Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Company

is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceed FDIC limits.

Note 4 – Receivables from Broker-Dealers and Clearing Organizations

As of December 31, 2020, the clearing and depository operations for the Company's transactions are provided by two clearing brokers. For financial reporting purposes, amounts due to clearing brokers have been offset against amounts due from clearing brokers. The total net receivable from clearing brokers as of December 31, 2020 was $3,697,000.

The receivables from the clearing brokers are subject to clearance agreements and include clearing deposits of $2,000,000 and $1,000,000, as well as the net receivable from the monthly clearing fees.

The Company evaluates receivables from clearing brokers for collectability noting no amount was considered uncollectable as of December 31, 2020. No valuation allowance is recognized for receivables from clearing brokers as the Company does not have a history of losses from receivables from clearing brokers and does not anticipate losses in the future.

Note 5 – Leases

As of December 31, 2020, the Company rents office space under operating leases expiring in 2021, and the Company has no financing leases. The leases call for base rent as well as other operating expenses. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the statement of financial condition.

As of December 31, 2020, the Company does not believe that any of the renewal options under the existing leases are reasonably certain to be exercised; however, the Company will continue to assess and monitor the lease renewal options on an ongoing basis.

	As of December 31, 2020
Assets	
Lease right-of-use assets	$ 128,000
Liabilities	
Lease liabilities	$ 129,000

The calculated amounts of the lease right-of-use assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company leases some miscellaneous office equipment, but they are immaterial and therefore the Company records the costs associated with this office equipment on the statement of operations rather than capitalizing them as lease right-of-use assets. The Company determined a discount rate of 5.0% would approximate the Company's cost to obtain financing given its size, growth, and risk profile.

Lease Term and Discount Rate	**As of December 31, 2020**
Weighted average remaining lease term – operating leases (in years)	0.4
Weighted average discount rate – operating leases	5.0%

The following table represents lease costs and other lease information. The Company has elected the package of practical expedients, and as a result, expired leases and classification of leases per ASC 840 were not assessed as of the transition date. In addition, the Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable lease cost primarily represents variable payments such as common area maintenance and utilities which are usually determined by the leased square footage in proportion to the overall office building.

	Year Ended December 31, 2020
Operating lease cost	$ 429,000
Short-term lease cost	—
Variable lease cost	21,000
Sublease income	—
Total Rent and occupancy	$ 450,000

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 430,000
Lease right-of-use assets obtained in exchange for new lease liabilities	
Operating leases	$ 16,000

Lease Commitments

Future annual minimum payments for operating leases with initial terms of greater than one year as of December 31, 2020 were as follows:

Year	Amount
2021	$ 132,000
Remaining balance of lease payments	132,000
Difference between undiscounted cash flows and discounted cash flows	3,000
Lease liabilities	$ 129,000

Rent and occupancy expenses were $450,000 for the year ended December 31, 2020.

Note 6 – Furniture and Equipment, Net

Details of furniture and equipment as of December 31, 2020 are as follows:

	As of December 31, 2020
Equipment	$ 35,000
Furniture and fixtures	9,000
Total Furniture and equipment	44,000
Less accumulated depreciation	(22,000)
Total Furniture and equipment, net	$ 22,000

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1.

As of December 31, 2020, the Company's net capital was approximately $3.9 million which was approximately $3.7 million in excess of its minimum requirement of $250,000.

Note 8 – Off-Balance Sheet Risk

Pursuant to its clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on customer accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of the various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 9 – Referral Fees

The Company has agreements with various third parties to share commissions and pay fees as defined in the respective agreements. These expenses totaled $738,000 for the year ended December 31, 2020, which is presented in the line item titled "Referral fees" in the statement of operations.

Note 10 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks, and other financial institutions.

In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business. The Company has experienced no material historical losses in relation to its contra-parties for the year ended December 31, 2020.

Note 11 – Related Party Transactions

Kennedy Cabot Acquisition, LLC ("KCA") is an affiliate of the Company and is under common ownership with the Parent. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for the Company for payroll and related functions, the entirety of which KCA passes through to the Company proportionally.

KCA sponsors a 401(k)-profit sharing plan which covers substantially all of the Company's employees. Employee contributions to the plan are at the discretion of eligible employees. There were no contributions by the Company or KCA to the plan for the year ended December 31, 2020.

The Company may, from time to time, benefit from services performed by management and executives of the Parent. The Company's statement of operations may be different if this relationship did not exist. However, this benefit is considered immaterial and accordingly management has not recognized a related expense.

Note 12 – Income Taxes

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was enacted in response to the COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increased the limitation under IRC Section 163(j) for 2019 and 2020 to permit additional expensing of interest (ii) enacted a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k) and (iii) made modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the

five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhanced recoverability of AMT tax credits. The CARES Act did not have a significant impact on the financial statements.

The Company's provision for income taxes is comprised of the following:

	Year Ending December 31, 2020
Current	
Federal	$ 245,000
State and local	113,000
Total Current	358,000
Deferred	
Federal	$ —
State and local	—
Total Deferred	—
Total Provision for income taxes	$ 358,000

The Company's effective tax rate differs from the U.S. federal statutory income tax rate of 21% for the period indicated below:

	Year Ending December 31, 2020
Federal statutory income tax rate	$ 268,000
Permanent differences	4,000
State and local taxes, net of federal benefit	130,000
Other	(44,000)
Provision for income taxes	$ 358,000

The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year. The open tax years for the federal and state income tax filings is generally 2017 through 2020.

Note 13 – Commitments, Contingencies, and Other

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of the Company, all such matters are without merit, or involve amounts which would not have a significant effect on the financial statements.

General Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a

change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is self-insured with respect to employee health claims. The Company maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $50,000 per employee. The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements.

The Company had an accrual of $10,000 as of December 31, 2020, which represents the historical estimate of future claims to be recognized for claims incurred prior to the period.

The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

As of December 31, 2020, the Company had $826,000 of accrued liabilities consisting primarily of commissions to be paid to representatives and other broker-dealers as well as liabilities related to the Company's soft dollar arrangements.

Note 14 – Subsequent Event

The Company has evaluated events that have occurred subsequent to December 31, 2020 and through February 24, 2021, the date of the filing of this report.

There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.